REPORT TO STOCKHOLDERS
                          OFFICE OF THRIFT SUPERVISION
                              WASHINGTON, DC 20552

                                    FORM 10-K

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended: DECEMBER 31, 1997
                                             -----------------

                 Office of Thrift Supervision File Number: 1291
                                                           ----

                           UNITED FEDERAL SAVINGS BANK
                           ---------------------------
             (Exact Name of Registrant as specified in its Charter)
 UNITED STATES OF AMERICA                                  56-0380638
 ------------------------                                  ----------
(State or other jurisdiction of                      (IRS Employer I.D. No.)
 incorporation or organization)

          116 S. FRANKLIN ST., PO BOX 1120, ROCKY MOUNT, NC, 27802-1120
          -------------------------------------------------------------
                     (Address of Principal Executive Office)

       Registrant's telephone number, including area code: (919) 446-9191
                                                           --------------
        Securities registered pursuant to Section 12(b) of the Act: NONE
                                                                   -----
                Securities registered pursuant to Section 12g of the Act:

                          COMMON STOCK, PAR VALUE $.01
                          ----------------------------
                                (Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES X NO___

Check if there is no disclosure of delinquent filers pursuant to Item 405 of regulation S-K in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. [ X ]

The aggregate market value of the voting stock held by non-affiliates of the issuer, based upon the closing price of its Common Stock on March 16, 1998, as quoted on NASDAQ Stock Market, was approximately $44,716,000. Solely for purposes of this calculation, the shares held by directors and executive officers of the registrant are deemed to be shares held by affiliates.

As of March 16, 1998, there were issued and outstanding 3,261,314 shares of the registrant's common stock.

                       DOCUMENTS INCORPORATED BY REFERENCE

I. PORTIONS OF THE 1997 ANNUAL REPORT TO STOCKHOLDERS. (PARTS I, II AND III)

II. PORTIONS OF THE PROXY STATEMENT FOR THE 1998 ANNUAL MEETING OF STOCKHOLDERS (PART III)



                                                         INDEX

                                                                                                            PAGE
PART I

           Item 1.   Business.............................................................                    3

           Item 2.   Properties...........................................................                   22

           Item 3.   Legal Proceedings....................................................                   22

           Item 4.   Submission of Matters to a Vote of
                          Security Holders................................................                   22


PART II

           Item 5.   Market for Registrant's Common Equity and Related
                      Stockholders Matters................................................                   23

           Item 6.   Selected Financial Data..............................................                   23

           Item 7.   Management's Discussion and Analysis of
                     Financial Condition and Results of Operations........................                   23

           Item 7a. Quantitative and Qualitative Disclosures About Market Risk............                   23

           Item 8.   Financial Statements.................................................                   23

           Item 9.   Changes in and Disagreements With Accountants
                          on Accounting and Financial Disclosure..........................                   23

PART III

           Item 10.  Directors and Executive Officers of
                           the Registrant.................................................                   24

           Item 11.  Executive Compensation...............................................                   24

           Item 12.  Security Ownership of Certain Beneficial
                        Owners and Management.............................................                   24

           Item 13.  Certain Relationships and Related Transactions.......................                   24

PART IV

           Item 14.  Exhibits, Financial Statement Schedules, and Reports on Form 8K......                   25

  SIGNATURES..............................................................................                   26

                                        2

                                                      PART I
                                                      ------

ITEM 1.  BUSINESS
-------  --------

GENERAL
-------

United Federal Savings Bank (the "Bank" or "United") is a federally-chartered stock savings bank which was originally organized as a mutual institution in 1902 and converted to capital stock form in 1980.

United's principal business consists of attracting time and demand deposits from the general public and using such deposits, together with borrowings and other funds, to originate first mortgage loans on residential real estate, residential construction loans and consumer and commercial loans. Income is principally derived from interest earned on loans and other investments, fees earned on loans serviced for other investors and gains on sale of loans. The Bank's major item of expense is interest paid on savings deposits and borrowings. United's operations are conducted through a main office located in Rocky Mount, twelve full-service branch offices located in Rocky Mount (2), Pinetops, Raleigh, Cary, Wilson, Warrenton, Morehead City, New Bern, Greenville, Tarboro and Spring Hope and two loan origination offices located in Charlotte and Wilmington, North Carolina.

United is subject to comprehensive examination and regulation by the Office of Thrift Supervision ("OTS"). It is a member of the Federal Home Loan Bank of Atlanta ("FHLB of Atlanta" or "FHLB"), which is one of the 12 regional banks comprising the Federal Home Loan Bank System ("FHLB System"). Deposits in the Bank are insured up to $100,000 per insured member by the Federal Deposit Insurance Corporation (the "FDIC") through the Savings Association Insurance Fund ("SAIF"). Applicable regulations govern, among other things, the Bank's lending and investment powers, the types of accounts it is permitted to offer, the types of business in which it may engage and requirements for regulatory capital. The Bank is further subject to regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") governing reserves required to be maintained against deposits and certain other matters.

On December 24, 1997, the Bank signed a letter of intent to be acquired by Triangle Bancorp, Inc., and merge with Triangle Bank. The definitive agreement was signed on March 4, 1998. If the transaction is completed as proposed, United Federal shareholders will receive .63 shares of Triangle Bancorp, Inc. stock for each share of the Bank's stock, subject to stipulations and limitations in how the exchange rate is to be computed at the Effective Time, as defined in the definitive agreement. The resulting institution will have assets of approximately $2 billion and a larger branch network.

SELECTED CONSOLIDATED FINANCIAL DATA
------------------------------------

Certain information concerning the consolidated financial position of the Bank and results of operations is presented on page 2 of the 1997 Annual Report under "Selected Consolidated Financial Data". Other pertinent information concerning the Bank is presented below.

                                                           At or For the Year Ended December 31,
                                                           -------------------------------------

                                               1997          1996           1995          1994           1993
                                               ----          ----           ----          ----           ----
Stockholders' equity to assets
  at year end                                     7.22%          7.75%         8.39%          7.22%         7.25%
Tangible capital ratio                            7.20%          7.55%         8.14%          7.49%         7.25%
Core or leverage capital ratio                    7.20%          7.55%         8.14%          7.49%         7.25%
Risk-based capital ratio                         10.10%         12.46%        16.91%         17.92%        18.31%




                                                             At or For the Year Ended December 31,
                                                             -------------------------------------
                                                   1997         1996          1995          1994         1993
                                                   ----         ----          ----          ----         ----
Number of:
    Real estate loans                                 1,973        1,515         1,391         1,613        1,619
   Consumer loans                                     3,700        4,007         2,234         2,032        1,786
   Deposit accounts                                  22,820       20,499        19,903        18,259       18,154
Offices open:
   Full service                                          13           10             9             9            9
   Loan origination                                       2            2             2             2            2
Loans serviced for other investors:
   Dollar amount (in millions)                         $460         $447          $494          $518         $574
   Number of loans                                    8,112        7,809         8,460         8,827        9,885


MARKET RISK
-----------

The operating results of the Bank depend primarily on its net interest income which is determined primarily by the difference, or spread, between the return on interest-earning assets, and the cost of interest-bearing liabilities. Interest rates can have a material market risk impact on the operating results of the Bank due to the potential of economic losses associated with future changes in interest rates. These economic losses can be reflected as a loss of future net interest income and/or loss of current fair market values of interest sensitive financial instruments. Interest rate risk is the most significant market risk affecting the Bank. Other types of market risk, such as foreign currency and commodity price risk, do not arise in the normal course of the Bank's business activities. In addition, the Bank does not currently engage in trading activities or use derivative instruments to control interest rate risk. The Bank's asset and liability management objectives are to (i) improve the rate sensitivity of its interest-earning assets in relation to interest-bearing liabilities, and (ii) maintain an appropriate ratio of interest-sensitive assets to interest-sensitive liabilities with comparable maturities. Management realizes certain risks are inherent and its goal is to minimize interest rate risk.

Management uses both the standard GAP analysis and interest rate shock simulation reports to monitor its interest rate risk. The Bank's primary method to achieve its asset liability management objective has been to originate adjustable-rate mortgage loans, sell long-term fixed-rate residential mortgages, and emphasize prime-based commercial real estate loans and relatively short-term consumer loans.

A "gap" analysis compares the maturities and repricing opportunities of interest-earning assets and interest-bearing liabilities. The Bank's "gap" is typically described as the difference between the amounts of such assets and liabilities which reprice within a period of time. In a declining interest rate environment a positive gap, or a situation where the Bank's interest-earning assets subject to repricing exceed the level of interest-bearing liabilities which will mature or reprice during a given period, would generally have a negative impact on the Bank's net interest income. Conversely, an increase in general market rates will generally tend to favorably affect the Bank's net interest income in a positive gap environment. The Bank's gap analysis is included in the annual report to stockholders and is incorporated by reference.

Another approach used to quantify interest rate risk is the net portfolio value "NPV" analysis, which measures the difference in present value of expected cash flows from the Bank's assets and liabilities in the event of a range of assumed changes in market rates. The Bank's NPV analysis, which is included in the annual report to stockholders and is incorporated by reference, sets forth at December 31, 1997 the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve, measured at plus or minus 400 basis points, and in increments of 100 basis points.

LENDING ACTIVITIES
------------------

In the past, the Bank's lending focus was solely on the origination or purchase of fixed rate residential mortgage loans for subsequent sale in the secondary mortgage markets. Such loans conform with underwriting requirements established by quasi-governmental agencies responsible for the issuance of mortgage-backed, pass-through securities. Those loans are typically sold or carried in the Bank's "held for sale" portfolio at the lower of aggregate cost, net of discount points and loan fees, or market value. Vigorous competition from other financial institutions, mortgage companies and brokers have squeezed the profit margins on originating and selling mortgage loans without the profits available from selling or retaining the associated servicing rights. Selling loans servicing released has become the Bank's primary method of sale for held-for-sale loans, but the Bank has the ability to retain the servicing rights due to recent accounting pronouncements which allow the recording of servicing rights on loans which are originated and subsequently securitized or sold in the secondary market. Because the Bank sells substantially all of its residential mortgage loans, loan growth has been provided primarily by consumer, commercial and residential construction lending. Commercial and construction and to a lesser extent consumer loans are mostly prime interest rate based loans. While not abandoning its mortgage-banking operation, the origination of commercial and retail loans has been emphasized to expand the scope of its operations to that of a community bank.

The objective of the mortgage-banking operation has been to build and maintain the Bank's portfolio of loans serviced for other investors. At December 31, 1997, United serviced $459.9 million in loans for other investors, compared to $446.9 million and $493.7 million at December 31, 1996 and 1995, respectively. Although the Bank added $56.8 million, $21.6 million and $31.0 million to the servicing portfolio through originations or purchases during 1997, 1996 and 1995, respectively, repayments within the servicing portfolio and the Bank's recent practice of selling its mortgage originations servicing released have prevented greater growth of the servicing portfolio. Due to accounting pronouncements, certain loan servicing rights on loans originated and sold prior to 1996 are not reflected on the statement of financial condition but are a valuable asset which the Bank seeks to manage through purchase and sales activity. United would like to maintain the servicing portfolio at its current level or to gradually increase it through prudent purchases of servicing and additions through loan originations. However, the level of loan prepayments within the portfolio and the availability and pricing of loan servicing packages may affect the Bank's ability to stabilize or increase the servicing portfolio. Servicing fee income for 1997 amounted to $1.7 million compared to $1.7 million and $1.9 million for 1996 and 1995, respectively. Until the Bank can stabilize or increase the mortgage servicing portfolio, future servicing income may be negatively impacted by loan prepayments. Notes 5 and 9 to the Consolidated Financial Statements in the 1997 Annual Report contain additional information concerning the loan servicing portfolio and the valuation of the servicing rights.

The Bank also offers consumer, commercial and real estate construction loans. Consistent with the changes in its lending emphasis, the Bank plans to emphasize prime-based commercial and construction loans and relatively short-term consumer loans, which have higher yields and shorter terms than both fixed and adjustable-rate, long-term mortgage loans, assisting in accomplishing the Bank's asset and liability management goals.

Consumer loans are generally secured by automobiles, other personal property or residential real estate (home improvement loans or equity lines of credit). The Bank also makes unsecured loans based on the credit-worthiness of the borrower. At December 31, 1997, consumer loans totaled $47.2 million, which amounted to 18.6% of the Bank's total loan portfolio.

Commercial loans are generally secured by income producing property such as apartment buildings and other rental property, land and buildings used in a business and personal property such as automobile floorplans. Commercial loans usually include the personal guarantee of the borrowers. At December 31, 1997, commercial loans totaled $102.7 million, which amounted to 40.4% of the Bank's total loan portfolio.

Construction loans consist primarily of loans for construction of single-family housing. Construction loans are made to builders for pre-sold and speculative residential construction and to individual borrowers for construction of primary residences. The Bank generally limits this type of lending to separate loans on each building site and generally does not lend on large-scale acquisition and development projects such as housing subdivisions. At December 31, 1997, the disbursed portion of construction loans totaled $36.6 million, which amounted to 14.4% of the Bank's total loan portfolio.

The following table sets forth the dollar amount of loans at December 31, 1997 based on their contractual terms to maturity.

                                                          Maturing Within Year(s)
                         ------------------------------------------------------------------------------------------
                                                              (In Thousands)
                                                                      Four to      Six to     Eleven to       Over
                                  One         Two         Three         Five         Ten       Fifteen      Fifteen
                                  ---         ---         -----         ----         ---       -------      -------
Residential
 Mortgage loans:
  Fixed rate                     $432         $930       $1,387         $914      $1,852       $6,797       $3,908
  Variable rate                 1,171        2,522        3,762        2,479       5,023       18,436       18,789
Construction loans             31,339        4,806          188          200          32         -            -
Commercial loans               12,564        4,990        8,863       31,670      29,522       11,951        3,174
Consumer loans                  5,573        1,042        2,739       11,409       3,825        1,740       20,918
                         ------------------------------------------------------------------------------------------
                              $51,079      $14,290      $16,939      $46,672     $40,254      $38,924      $46,789
                         ==========================================================================================


The foregoing table does not reflect possible repayments due to loan refinancings, prepayments or enforcement of due-on-sale clauses, which give the Bank the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells the real estate property subject to the mortgage.

The following table sets forth selected data relating to the composition of the Bank's loan portfolio by type of loan:

                                                                       December 31,
                                                                       ------------
                                                1997           1996          1995           1994          1993
                                                ----           ----          ----           ----          ----

Type of Loan:                                                         (In Thousands)
Real estate loans:
   One-to-four residential                $      68,402 $       76,951 $      82,273 $       80,819 $      70,461
   Construction                                  58,336         34,327        31,033         24,843        10,903
Commercial and multifamily                      102,734         56,801        23,366         11,278        13,826
Installment loans to individuals                 47,246         35,018        19,155         13,564        11,558
                                          ------------------------------------------------------------------------
                                                276,718        203,097       155,827        130,504       106,748
                                          ------------------------------------------------------------------------
Less:
Allowance for loan losses                         2,844          2,849         2,977          3,763         4,370
Unamortized loan fees and discounts                 534            437           609            486           453
Undisbursed portion of loans in process          21,771         12,888        13,416         11,208         5,137
Deferred recovery                                                                                           1,000
                                          ------------------------------------------------------------------------
                                                 25,149         16,174        17,002         15,457        10,960
                                          ------------------------------------------------------------------------
                                          $     251,569 $      186,923 $     138,825 $      115,047 $      95,788
                                          ========================================================================


In the past, United augmented its own mortgage loan originations by purchasing loans from other financial institutions. Purchasing gave the Bank access to a wider market area without expanding the number of its office locations or personnel. The Bank began phasing out this practice in 1993 and did not purchase any mortgage loans in 1997. The following table reflects the Bank's loan origination and purchase activities for the periods indicated.

                                                     Years Ended December 31,
                                                 1997            1996             1995
                                                          (In Thousands)
Loans Originated:
   Construction loans                    $         71,384 $        46,777 $         28,889
   Loans on existing property                      45,363          40,416           38,104
   Commercial                                      42,087          32,815           13,308
   Consumer                                        39,222          23,680           12,528
                                         --------------------------------------------------
                                                  198,056         143,688           92,829
                                         --------------------------------------------------
Loans Purchased:
   Commercial participations                           --           2,075               --
                                         --------------------------------------------------

Total loans originated and purchased     $        198,056 $       145,763 $         92,829
                                         ==================================================




Loan sales are a primary source of liquidity to the Bank. Loan sales also generate current income to the Bank and, with the servicing retained, help build the Bank's portfolio of loans serviced for other investors. Principally all other loan sales in 1997, 1996 and 1995 were sold with the servicing rights released. The following provides the composition of loans sold for the periods indicated.

                                                                         Years Ended December 31,
                                                                  1997               1996                1995
                                                                  ----               ----                ----
                                                                              (In Thousands)
Loans Sold:
   FHLMC cash window (whole loans)                            $    1,256         $    1,840          $      643
   N.C. Housing Finance Agency (whole loans)                       1,507              1,346
   Other financial institutions (whole loans)                     31,511             27,684              16,978
                                                         ------------------------------------------------------
                                                              $   34,274         $   30,870          $   17,621
                                                         ======================================================



LENDING POLICIES

United's residential mortgage lending is subject to its non-discriminatory underwriting standards and to loan origination procedures prescribed by the Bank's Board of Directors. Appraisals of property by independent appraisers approved by the Board of Directors are required. Such appraisals must meet Federal Home Loan Mortgage Corporation guidelines. Detailed loan applications are obtained to determine the borrower's ability to repay, and the more significant items on these applications are verified through the use of credit reports, financial statements and confirmations. All mortgage loan applications are reviewed by the Bank's loan committee and the actions of the committee are ratified by the Board of Directors.

Pursuant to OTS guidelines, the Bank generally limits the dollar amount of real estate loans to the following loan-to-value ratios:

         Raw land                                             65%
         Land development                                     75%
         Construction for commercial, multifamilly,
            and other nonresidential properties               80%
         Improved property                                    85%
         Owner-occupied one-to-four residential               95%

Maximum loan-to-value ratios for each type of real estate loan are established by the Bank's Board of Directors. The Bank generally will lend up to 95% of the appraised value of single-family residential dwellings if private mortgage insurance is obtained insuring the portion of the principal amount of the loan that exceeds 80% of the appraised value of the property. On FHA insured or VA guaranteed loans, the Bank may lend up to the maximum percentage of the appraised value acceptable to the insuring or guaranteeing agency.

INTEREST RATES AND LOAN FEES

Interest rates charged by the Bank are principally affected by the demand for loans, the supply of money available for lending purposes, competitive conditions and market interest rates. Those factors are, in turn, affected by general economic conditions and factors such as monetary policies of the Federal Reserve Board, the general supply of money in the economy, legislative and tax policies and governmental budgetary matters.

In addition to the interest earned, the Bank receives fees and points for originating and servicing loans, making loan commitments, allowing loan prepayments and loan modifications, late payments, change of property ownership, inspections made during the course of construction and miscellaneous loan services.

The income realized from these fees varies with the volume and type of loans, and the fee rates vary from time to time depending on the supply of funds and other competitive and economic conditions in local lending markets. The Bank uses a method approximating the interest method to amortize deferred origination fees. Any unamortized fees or points on loans sold or paid off are credited to income at the time of such event. United's interest rates and loan fees are generally competitive with other financial institutions in its normal lending markets.

The following table presents information relating to servicing and other fees taken into income and the balance of deferred fees on loans for the years indicated.

                                                                         Years Ended December 31,
                                                                      1997               1996                1995
                                                                      ----               ----                ----
                                                                              (In Thousands)

Loan fees and service charges earned during the period               $2,469              $2,475             $2,603
As a percent of net interest income                                   24.4%               30.3%              36.1%
Deferred loan fees and discounts at year end                           $534                $437               $608



NON-PERFORMING ASSETS AND ASSET CLASSIFICATION

When a borrower fails to make a required payment on a loan, United attempts to cure the default by contacting the borrower. In general, contact is made after a payment is more than 15 days past the due date and a late charge is assessed at that time. In most cases, defaults are cured promptly. If a borrower fails to make required payments on a loan within 30 days of the date due, the loan is reported as delinquent by the Bank. If the delinquency is not cured within 90 days, and is not cured through the Bank's normal collection procedures, or an acceptable arrangement is not worked out with the borrower, the Bank usually initiates foreclosure proceedings if the collateral involves real estate. If the loan remains delinquent, the mortgaged property is sold at a foreclosure sale and the Bank's bid may result in United acquiring the property. The property is then held by the Bank until a buyer can be located. United typically encourages the buyer to arrange financing through a third party or the Bank may provide financing to facilitate the sale, generally with terms more favorable than normally permitted by the Bank's underwriting standards.

The Bank generally reports loans and real estate owned as nonperforming when (i) loans have ceased to accrue interest ("nonaccrual loans"), (ii) loans whose terms have been modified due to the inability of the debtor to meet the original terms of the agreement ("restructured loans") and (iii) real estate is acquired through foreclosure or other collateral is taken in repossessions.

Loans are placed on nonaccrual status when, in the judgment of management, there is reasonable doubt as to their collectability. At that time, all previously accrued but unpaid interest is deducted from interest income. Absence evidence to the contrary, United places loans which are delinquent 90 days or more on nonaccrual status.

The following table sets forth information regarding non-accrual loans, loans which are 90 days or more delinquent but on which United is accruing interest and other real estate owned by the Bank at the dates indicated.


                                                                    Years Ended December 31,
                                                                    ------------------------
                                                       1997        1996         1995        1994         1993
                                                       ----        ----         ----        ----         ----
                                                                     (Dollars In Thousands)
Residential real estate loans (1):
   Nonaccrual loans                              $        986 $       825 $      1,224 $       800 $       1,455
   Accruing loans 90 days or more delinquent               --         576          558         555           665
                                                 ----------------------------------------------------------------
   Total                                                  986       1,401        1,782       1,355         2,120
                                                 ----------------------------------------------------------------
Nonresidential real estate loans:
    Nonaccrual loans                                      632         424
   Accruing loans 90 days or more delinquent              455                      445         462           478
                                                 ----------------------------------------------------------------
   Total                                                1,087         424          445         462           478
                                                 ----------------------------------------------------------------
Consumer loans:
    Nonaccrual loans                                      801       1,788        1,963       2,398         1,748
   Accruing loans 90 days or more delinquent              140         295          663         627           789
                                                 ----------------------------------------------------------------
   Total                                                  941       2,083        2,626       3,025         2,537
                                                 ----------------------------------------------------------------
Total nonperforming loans:
    Nonaccrual loans                                    2,419       3,037        3,187       3,198         3,203
   Accruing loans 90 days or more delinquent              595         871        1,666       1,644         1,932
                                                 ----------------------------------------------------------------
   Total                                                3,014       3,908        4,853       4,842         5,135
                                                 ----------------------------------------------------------------
Total nonperforming loans                               3,014       3,908        4,853       4,842         5,135
Real estate acquired through foreclosure and
   repossessions                                          383          71          208         266           293
                                                 ----------------------------------------------------------------
Total nonperforming assets                       $      3,397 $     3,979 $      5,061 $     5,108 $       5,428
                                                 ----------------------------------------------------------------
Total nonperforming loans to total loans                1.18%       2.09%        3.43%       4.16%         4.62%
Total nonperfoming assets to total assets               1.12%       1.53%        2.05%       2.12%         2.24%

(1) Includes FHA and VA loans which are guaranteed.


At December 31, 1997, 1996 and 1995, non-accruing residential real estate loans consisted primarily of loans insured by FHA or VA. The principal balances of these loans are generally federally insured. In addition, at December 31, 1997, 1996, and 1995, the largest component of non-accrual consumer loans consisted of loans financing memberships in a campground project amounting to $437,000, $1.7 million and $2.0 million, respectively, and were fully reserved as to loan loss allowances. A former day-care center in Cary, North Carolina is responsible for the entire nonaccrual balance in the commercial loan category above at December 31, 1997. The property was foreclosed upon in February 1998, and the Bank believes that the potential loss associated with sale of the property is $50,000. If interest had been recognized on nonperforming loans at their stated rates during the years 1997, 1996, and 1995, interest income would have been increased by approximately $44,000, $21,000 and $28,000, respectively.

OTS regulations provide for a system of asset classification employing Substandard, Doubtful and Loss categories. Financial institutions are required to classify their problem assets using the critieria established by the asset classification regulations. In addition, OTS examiners have the authority to adjust the internal classifications provided by an institution and require institutions to establish additional allowances if the examiners conclude that current valuation allowances are inadequate.

The regulation requires the establishment of specific loss allowances or the charge-off for the portion of assets classified as Loss. The asset classifications are defined as follows:

Substandard:               Inadequate protection by the current net worth or paying capacity of the borrower or of  the collateral pledged, and having well-defined weaknesses.

Doubtful:                  Having the same weakness as Substandard but the weaknesses are so pronounced that collection or liquidation in full is questionable and improbable.

Loss:                      Asset considered uncollectible or of such little value that a specific loss allowance is warranted, or the asset should be written off entirely.

The rule requires that general valuation allowances be established for assets classified as Substandard or Doubtful and that a 100% specific allowance or direct write-off be established for assets classified as Loss. Those valuation allowances are designed to be adequate to absorb losses and are established in accordance with generally accepted accounting principles (GAAP).

At December 31, 1997, the Bank's classified assets were as follows.

                        (Dollars in Thousands)
                        Substandard                                        $1,934
                        Doubtful                                                -
                        Loss                                                  495
                                                                      ------------
                              Total                                        $2,429
                                                                      ============

                        Classified assets to total assets                    .80%
                                                                      ============


At December 31, 1997, the more significant items comprising classified assets were as follows:

*Classified as substandard:

      $362,000 of non-performing residential loans.
      $728,000 of commercial real estate loans.
      $349,000 of the balance of real estate owned and repossessions not specifically reserved.
      $495,000 of consumer loans.

*Classified as loss:

      Specific loss allowances of $437,000 on campground membership loans. Specific loss allowances of $34,000 on real estate owned and repossessions.
      Specific loss allowances of $15,000 on residential loans.
      Specific loss allowances of $9,000 on consumer loans.

ALLOWANCES FOR LOSSES ON LOANS

Provisions for loan losses, which are charged to operations and the resulting loan loss allowances, are based on the Bank's evaluation of the risk characteristics of its loan portfolios and provided at levels management believes will be adequate to absorb losses on existing loans within the Bank's portfolio. In estimating losses, management considers the estimated fair value of the collateral, past experience and present indicators such as delinquency rates and prevailing market conditions which could affect the borrowers ability to repay. The general allowance is affected by the total size of the loan portfolio, the relative weighting by risk category of the loans in the portfolio, the level of classified loans and loan delinquencies, and other considerations. General provisions for losses on commercial, consumer, and other loans are based on estimating existing inherent losses in the portfolios. Estimates by management of potential losses on specific loans is based upon an analysis of the collectibility of the loans upon review of known weaknesses in the lending relationships. Uncertainties inherent in the estimation process may cause management's estimate of the allowance for loan losses to change in the future.

United adopted SFAS No. 114 during 1995 which requires establishment of specific loan loss allowances on impaired loans. A loan is considered impaired if the present value of future cash flows discounted using the loan's effective interest rate is less than the carrying value of the loan. An impaired loan can also be valued based upon its fair value or the market value of the underlying collateral if the loan is primarily collateral dependent.

The Bank's impaired loans consist of certain consumer installment loans for memberships in a campground facility amounting to approximately $437,000, $1,870,000 and $2,430,000 at December 31, 1997, 1996 and 1995, respectively.
Included in the preceding table are specific allowances established for these impaired loans totaling approximately $437,000, $1,730,000 and $1,963,000 at December 31, 1997, 1996 and 1995, respectively. The Bank charged-off $1,255,000 of fully reserved membership installment loans during 1997.

The following table presents activity in United's allowance for loan losses for the years indicated.

                                                                       December 31,
                                                                       ------------
                                                1997           1996          1995           1994          1993
                                                ----           ----          ----           ----          ----
                                                                      (In Thousands)
Balance, beginning of period              $       2,849 $        2,977 $       3,763 $        4,370 $       5,362
                                          ------------------------------------------------------------------------
Charge-offs:
   Real estate-mortgage loans                        -               -             -              -             -
   Real estate-construction loans                    -               -             -              -             -
   Commercial loans                                (80)
   Consumer loans                               (1,379)          (215)         (174)          (226)         (438)
                                          ------------------------------------------------------------------------
                                                (1,459)          (215)         (174)          (226)         (438)
                                          ------------------------------------------------------------------------
Recoveries:
   Real estate-mortgage loans                         -             -             -              -             -
   Real estate-construction loans                     -             -             -              -             -
   Commercial loans                                   -             -             -              -             -
   Consumer loans                                     3             45            63             54            36
                                          ------------------------------------------------------------------------
                                                      3             45            63             54            36
                                          ------------------------------------------------------------------------
Net charge-offs                                 (1,456)          (170)         (111)          (172)         (402)
                                          ------------------------------------------------------------------------
Provisions (recoveries) charged to
   operations                                     1,451             42         (675)          (435)         (590)
                                          ------------------------------------------------------------------------
Balance at end of period                  $       2,844 $        2,849 $       2,977 $        3,763 $       4,370
                                          ========================================================================

Percent of net charge-offs to
   average loans                                   .65%           .10%          .09%           .17%          .43%
Percent of allowance for loan losses to
   loans outstanding at year end                  1.12%          1.52%         2.14%          3.27%         4.56%



The recoveries credited to income in 1995, 1994 and 1993 resulted from recoveries on loans previously charged off and reductions in general loan loss allowances because of the decreasing volume of loans for which allowances were established in those years.

The following table presents the allocation of the allowances for loan losses by the Bank to the related outstanding loan categories at each of the dates indicated.

                                                                        December 31,
                                    1997                1996                1995               1994                 1993
                                    ----                ----                ----               ----                 ----
                                                                   (Dollars in Thousands)
                                        % of                % of                % of               % of                % of
Loan Types:                   Amount    Loans     Amount   Loans     Amount    Loans     Amount    Loans     Amount    Loans
----------                    ------    -----     ------   -----     ------    -----     ------    -----     ------    -----
Real estate- mortgage       $      156     27% $      211      40% $      273      58% $    1,240     68% $    1,262       70%
Real estate- construction          274     14%        107      11%         88      12%         68     11%         29        6%
Commercial                       1,550     40%        431      30%        399      16%        112      9%        128       13%
Consumer                           864     19%      2,100      19%      2,217      14%      2,343     12%      2,951       11%
                                   ---     ---      -----      ---      -----      ---      -----     ---      -----       ---
                            $    2,844    100% $    2,849     100% $    2,977     100% $    3,763    100% $    4,370      100%
                                 =====    ====      =====     ====      =====     ====      =====    ====      =====      ====



INVESTMENT ACTIVITIES

The investment policy of the Bank, as established by the Board of Directors, is designed primarily to provide and maintain liquidity and to generate a favorable return on investments without incurring undue interest rate risk, credit risk, or investment portfolio asset concentrations. The Bank's investment policy is currently implemented by the Bank's Chief Executive Officer and Chief Financial Officer within the parameters established by the Board. The Bank is currently authorized to invest in obligations issued and fully guaranteed by the U.S. Government, certain federal agency obligations, certain time deposits, investment grade corporate debt securities, mortgage-backed securities, and other specified investments. The Bank invests in short- and medium-term investments, such as government securities, bank certificates of deposit, federal funds and other approved securities. Notes 1 and 2 of Notes to Consolidated Financial Statements and "Management's Discussion and Analysis" contained in the 1997 Annual Report provide information concerning the Bank's investment in debt and equity securities.

DEPOSITS AND BORROWINGS

DEPOSITS. Deposits have traditionally been an important source of funding for use in lending and for other general business purposes. The Bank offers a variety of rates and deposit programs, short-term and long-term, designed to attract customers in its natural market area. Rates on deposits offered by the Bank are evaluated on a weekly basis and are priced based on investment opportunities, competitive rates available at other depository institutions and the cost of alternative sources of funds. The Bank relies upon its branch network and primary market area as the principal generator of deposits and has not utilized brokered funds. In addition, public funds on deposit with the Bank represent less the 0.50% of total deposits outstanding at December 31, 1997.

Although market demand generally dictates which deposit maturities and rates will be accepted by the public, the Bank aggressively markets longer term deposits when possible to extend the maturity structure of its liabilities. At December 31, 1997, United held accounts with aggregate balances amounting to $265.9 million. The distribution of the Bank's certificate accounts, in terms of maturity, is an important indicator of the relative stability of its supply of funds. Reference is made to Note 7 to Notes to Consolidated Financial Statements contained in the 1997 Annual Report for information relating to savings deposits in the Bank at December 31, 1997 and 1996 and maturities of savings certificates in years following December 31, 1997.

BORROWINGS. While deposit accounts have been a traditional source of funds for United's lending activities and other general business purposes, borrowings also provide a source of funds. The FHLB system provides advances to members for the purpose of meeting the members' demand for funds when deposit flows are insufficient and to assist the Bank in its residential lending commitments and community development activities. Funds may also be borrowed from other sources when such sources provide more favorable rates and terms. See Note 8 to Notes to Consolidated Financial Statements for information relating to the Bank's borrowings at December 31, 1997 and 1996.

As a member of the FHLB System, the Bank may obtain advances from the FHLB of Atlanta pursuant to various credit programs offered from time to time. As needed, the Bank has obtained advances under these programs secured by certain of the Bank's residential real estate loans and debt securities. The Bank may from time to time obtain additional advances from the FHLB of Atlanta. Under regulations and policies adopted by the FHLB of Atlanta, the ability of the Bank to receive such advances may be limited in certain circumstances. At December 31, 1997, the Bank had $10 million in outstanding advances.

INTEREST RATE COMPARISON AND KEY OPERATING RATIOS

The Bank's earnings depend primarily on the difference between the income it receives from its loan portfolio and other investments, and its cost of funds, consisting primarily of interest paid on deposits, advances from the FHLB of Atlanta and other borrowings. Management's Discussion and Analysis in the 1997 Annual Report contains information concerning the average balances of and yields earned and rates paid on the Bank's interest-earning assets and interest-bearing liabilities and the Bank's net interest rate spread for the current and two preceding fiscal years and at December 31, 1997. Certain performance ratios of the Bank are presented under "Selected Financial Data" elsewhere in this Form 10-K and in "Selected Consolidated Financial Data" in the 1997 Annual Report.

COMPETITION

The Bank experiences strong competition within its market area for solicitation in attracting and retaining savings deposits and in lending funds. Direct competition for deposits comes from other savings institutions, commercial banks and credit unions, interest-bearing securities issued by the United States Government and its agencies, states and municipalities and corporations. Competition for origination of real estate loans and other forms of lending normally comes from other savings institutions, commercial banks, insurance companies, mortgage bankers, real estate investment trusts, and other lending institutions located both within and outside North Carolina.

SUBSIDIARIES

As a federal savings bank, United is permitted by current regulations to invest (in capital and loans) up to 3% of its assets in service corporations, provided any investment in excess of 2% must serve primarily community, inner-city or community development purposes. United's wholly-owned service corporation, First Service Corporation of North Carolina ("First Service") has, in the past, invested in the development of real estate and related projects both directly and through joint ventures. First Service's primary asset is the note received from the sale of the operating assets of a subsidiary in 1991. In addition to servicing the note receivable, annuities are sold through First Service. Net income generated by First Service during 1997 was approximatetly $261,000. At December 31, 1997, the Bank's investment in the stock of or loans to First Service amounted to approximately $3.1 million.

EMPLOYEES

At December 31, 1997, the Bank employed 139 full-time and 4 part-time employees. Management considers its relations with its employees to be excellent.

The Bank currently maintains a comprehensive employee benefits program providing, among other items, a qualified 401-K plan. The Bank's employee benefits are considered by management to be generally comparable with employee benefits provided by other major employers in Bank's market area. The Bank's employees are not represented by a collective bargaining group.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services. In the current interest rate environment, liquidity and maturity structure of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels.

REGULATION AND SUPERVISION

GENERAL

The activities of savings institutions, such as the Bank, are governed by the Home Owners' Loan Act, as amended (the "HOLA") and the Federal Deposit Insurance Act ("FDI Act"). The Bank is subject to extensive regulation, examination and supervision by the OTS, as its primary federal regulator, and the FDIC, as the deposit insurer. The Bank is a member of the Federal Home Loan Bank ("FHLB") System and its deposit accounts are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF") managed by the FDIC. The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other savings institutions. The OTS and the FDIC conduct periodic examinations to test the Bank's safety and soundness and compliance with various regulatory requirements. This regulation and supervision establish a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in the regulatory requirements and policies, whether by the OTS, the FDIC or the Congress, could have a material adverse impact on the Bank and its operations. Certain of the regulatory requirements applicable to the Bank are referred to below or elsewhere herein. The description of statutory provisions and regulations applicable to savings institutions set forth in this Form 10-K does not purport to be a complete description of such statutes and regulations and their effects on the Bank.

FEDERAL SAVINGS INSTITUTION REGULATION

CAPITAL REQUIREMENTS. The OTS capital regulations require savings institutions to meet three minimum capital standards: a 1.5% tangible capital ratio, a 3% leverage (core capital) ratio and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage (core) capital ratio (3% for institutions receiving the highest rating on the CAMEL financial institution rating system), and, together with the risk-based capital standard itself, a 4% Tier I risk based capital standard. Core capital is defined as common stockholder's equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain purchased mortgage servicing rights and credit card relationships. The OTS regulations also require that, in meeting the tangible, leverage (core) and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities not permissible for a national bank. The OTS is also authorized to impose capital requirements in excess of these standards on individual institutions on a case-by-case basis.

The risk-based capital standard for savings institutions requires the maintenance of Tier I (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, as assigned by the OTS capital regulation based on the risks OTS believes are inherent in the type of asset. The components of Tier I
(core) capital are equivalent to those discussed earlier. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock and the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The OTS regulatory capital requirements also incorporate an interest rate risk component. Savings institutions with "above normal" interest rate risk exposure are subject to a deduction from total capital for purposes of calculating their risk-based capital requirements. A savings institution's interest rate risk is measured by the decline in the net portfolio value of its assets (i.e., the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts) that would result from a hypothetical 200 basis point increase or decrease in market interest rates divided by the estimated economic value of the institution's assets. In calculating its total capital under the risk-based capital rule, a savings institution whose measured interest rate risk exposure exceeds 2% must deduct an amount equal to one-half of the difference between the institution's measured interest rate risk and 2%, multiplied by the estimated economic value of the institution's assets. The Director of the OTS may waive or defer a savings institution's interest rate risk component on a case-by-case basis. A savings institution with assets of less than $300 million and risk-based capital ratios in excess of 12% is not subject to the interest rate risk component, unless the OTS determines otherwise. For the present time, the OTS has deferred implementation of the interest rate risk component. At December 31, 1997, the Bank met each of its capital requirements, in each case on a fully phased-in basis.

PROMPT CORRECTIVE REGULATORY ACTION. Under the OTS prompt corrective action regulations, the OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings institution is considered "well capitalized" if its ratio of total capital to risk-weighted assets is at least 10%, its ratio of Tier I (core) capital to risk-weighted assets is at least 6%, its ratio of core capital to total assets is at least 5%, and it is not subject to any order or directive by the OTS to meet a specific capital level. A savings institution generally is considered "adequately capitalized" if its ratio of total capital to risk-weighted assets is at least 8%, its ratio of Tier I (core) capital to risk-weighted assets is at least 4%, and its ratio of core capital to total assets is at least 4% (3% if the institution receives the highest CAMEL rating). A savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier I (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 risk-based capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the banking regulator is required to appoint a receiver or conservator for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date a savings institution receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors. At December 31, 1997, the Bank was considered "well capitalized" under the OTS's prompt corrective action regulations.

INSURANCE OF DEPOSIT ACCOUNTS. Deposits of the Bank are presently insured by SAIF. Both SAIF and the Bank Insurance Fund ("BIF"), (the deposit insurance fund that covers most commercial bank deposits), are statutorily required to be recapitalized to a 1.25% of insured reserve deposits ratio. Prior to 1996, members of SAIF and BIF were paying average deposit insurance premiums of between 24 and 25 basis points. The BIF met the required reserve in 1995, whereas SAIF was not expected to meet or exceed the required level until 2002 at the earliest, due to the statutory requirement that SAIF members make payments on bonds issued in the late 1980s by the Financing Corporation ("FICO") to recapitalize the predecessor to SAIF.

Once BIF achieved the 1.25% ratio, the FDIC adopted a new assessment rate schedule of from 0 to 27 basis points under which 92% of BIF members paid an annual premium of only $2,000 while retaining the previously existing assessment rate schedule applicable to SAIF member institutions of 23 to 31 basis points. Thus, SAIF members, such as the Bank were placed at a substantial competitive disadvantage to BIF members with respect to pricing of loans and deposits and the ability to achieve lower operating costs.

On September 30, 1996, the President signed into law the Deposit Insurance Funds Act of 1996 (the "Funds Act") which, among other things, imposed a special one-time assessment on SAIF member institutions, including the Bank, to recapitalize the SAIF. As required by the Funds Act, the FDIC imposed a special assessment of 65.7 basis points on SAIF assessable deposits held as of March 31, 1995, payable November 27, 1996 (the "SAIF Special Assessment"). The SAIF Special Assessment was recognized by the Bank as an expense in the quarter ended September 30, 1996 and was tax deductible.

The SAIF Special Assessment recorded by the Bank amounted to $1.3 million on a pre-tax basis and $0.8 million on an after-tax basis.

The Funds Act also spreads the obligations for payment of the FICO bonds across all SAIF and BIF members. Beginning on January 1, 1997, BIF deposits were assessed for a FICO payment of 1.3 basis points, while SAIF deposits pay 6.48 basis points. Full pro rata sharing of the FICO payments between BIF and SAIF members will occur on the earlier of January 1, 2000 or the date the BIF and SAIF are merged. The Funds Act specifies that the BIF and SAIF will be merged on January 1, 1999, provided no savings associations remain as of that time.

As a result of the Funds Act, the FDIC lowered SAIF assessments to 0 to 27 basis points as of January 1, 1997, a range comparable to that of BIF members. SAIF members will also continue to make the FICO payments described above. Management cannot predict the level of FDIC insurance assessments on an on-going basis, whether the savings association charter will be eliminated or whether the BIF and SAIF will eventually be merged.

The Bank's assessment rate for fiscal 1997 was 6.48 basis points and the premium paid for this period was $129,000. A significant increase in SAIF insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank.

Under the FDI Act, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

THRIFT RECHARTERING LEGISLATION. The Funds Act provides that the BIF and SAIF will merge on January 1, 1999 if there are no more savings associations as of that date. Various proposals to eliminate the federal thrift charter, create a uniform financial institutions charter and abolish the OTS have been introduced in Congress. Some bills would require federal savings institutions to convert to a national bank or some type of state charter by a specified date or they would automatically become national banks. Converted federal thrifts would generally be required to conform their activities to those permitted for the charter selected and divestiture of nonconforming assets would be required over a limited time period. State chartered thrifts would become subject to the same federal regulation as applies to state commercial banks. A more recent bill passed by the House Banking Committee would allow federal savings institutions to continue to exercise activities being conducted when they convert to a bank regardless of whether a national bank could engage in the activity. To date, none of these bills has been voted upon by the full U.S. House of Representatives or the U.S. Senate. The Bank is unable to predict whether such legislation would be enacted, the extent to which the legislation would restrict or disrupt its operations or whether the BIF and SAIF funds will eventually merge.

LOANS TO ONE BORROWER. Under the HOLA, savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. Generally, savings institutions may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if such loan is secured by readily-marketable collateral, which is defined to include certain financial instruments and bullion. At December 31, 1997, the Bank's limit on loans to one borrower was approximately $3.3 million. At December 31, 1997, the Bank's largest aggregate outstanding balance of loans to one borrower amounted to $3.0 million. All loans to this borrower were current.

QTL TEST. The HOLA requires savings institutions to meet a QTL test. Under the QTL test, a savings and loan association is required to maintain at least 65% of its "portfolio assets" (total assets less (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities; small business loans, educational loans, and home equity loans) in at least 9 months out of each 12 month period.

A savings institution that fails the QTL test is subject to certain operating restrictions and may be required to convert to a bank charter. As of December 31, 1997, the Bank maintained 68.1% of its portfolio assets in qualified thrift investments and, therefore, met the QTL test.

LIMITATION ON CAPITAL DISTRIBUTIONS. OTS regulations impose limitations upon all capital distributions by savings institutions, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The rule establishes three tiers of institutions, which are based primarily on an institution's capital level. An institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution ("Tier 1 Bank") and has not been advised by the OTS that it is in need of more than normal supervision, could, after prior notice but without obtaining approval of the OTS, make capital distributions during a calendar year equal to the greater of (i) 100% of its net earnings to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year or (ii) 75% of its net income for the previous four quarters. Any additional capital distributions would require prior regulatory approval. In the event the Bank's capital fell below its regulatory requirements or the OTS notified it that it was in need of more than normal supervision, the Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice. In December 1994, the OTS proposed amendments to its capital distribution regulation that would generally authorize the payment of capital distributions without OTS approval provided the payment does not cause the institution to be undercapitalized within the meaning of the prompt corrective action regulation. However, institutions in a holding company structure would still have a prior notice requirement. At December 31, 1997, the Bank was a Tier 1 Bank.

LIQUIDITY. The Bank is required to maintain an average daily balance of specified liquid assets equal to 4% of a liquidity base, defined as net withdrawable deposit accounts and short-term borrowings with maturities of less than one year. Although the liquidity requirement is currently 4%, it may be changed from time to time by the OTS to any amount within the range of 4% to 10% depending upon economic conditions and the savings flows of member institutions. Monetary penalties may be imposed for failure to meet these liquidity requirements. The Bank's liquidity ratio at December 31, 1997 was 6.97%, which exceeded the then applicable requirements.

ASSESSMENTS. Savings institutions are required to pay assessments to the OTS to fund the agency's operations. The general assessment, paid on a semiannual basis, is computed upon the savings institution's total assets, including consolidated subsidiaries, as reported in the Bank's latest quarterly thrift financial report. The assessments paid by the Bank for the fiscal year ended December 31, 1997 totaled $66,000.

BRANCHING. OTS resolutions permit nationwide branching by federally chartered savings institutions to the extent allowed by federal statute. This permits federal savings institutions to establish interstate networks and to geographically diversify their loan portfolios and lines of business. The OTS authority preempts any state law purporting to regulate branching by federal savings institutions.

TRANSACTIONS WITH RELATED PARTIES. The Bank's authority to engage in transactions with related parties or "affiliates" (e.g., any company that controls or is under common control with an institution) is limited by Sections 23A and 23B of the Federal Reserve Act ("FRA"). Section 23A limits the aggregate amount of covered transactions with any individual affiliate to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in Section 23A and the purchase of low quality assets from affiliates is generally prohibited.
Section 23B generally provides that certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

The Bank's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is governed by Sections 22(g) and 22(h) of the FRA and Regulation O thereunder. Among other things, such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and to not involve more than the normal risk of repayment. Recent legislation created an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Regulation O also places individual and aggregate limits on the amount of loans the Bank may make to such persons based, in part, on the Bank's capital position and requires certain board approval procedures to be followed.

ENFORCEMENT. Under the FDI Act, the OTS has primary enforcement responsibility over savings institutions and has the authority to bring actions against the institution and all "institution-affiliated parties," including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. Under the FDI Act, the FDIC has the authority to recommend to the Director of the OTS enforcement action to be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

STANDARDS FOR SAFETY AND SOUNDNESS. The federal banking agencies have developed Interagency Guidelines Prescribing Standards for Safety and Soundness ("Guidelines") and a final rule which will implement safety and soundness standards required under the FDI Act. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The standards set forth in the Guidelines address internal controls and information systems; internal audit system; credit underwriting; loan documentation; interest rate risk exposure; asset growth; asset quality; earnings; and compensation, fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the FDI Act. The final rule will establish deadlines for the submission and review of such safety and soundness compliance plans when such plans are required.

FEDERAL HOME LOAN BANK SYSTEM. The Bank is a member of the FHLB System, which consists of 12 regional FHLBs. The FHLB provides a central credit facility primarily for member institutions. The Bank, as a member of the FHLB of Atlanta, is required to acquire and hold shares of capital stock in that FHLB in an amount at least equal to the greater of 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, 0.3% of total assets at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB of Atlanta. The Bank was in compliance with this requirement, with an investment in FHLB of Atlanta stock at December 31, 1997, of $1.5 million. FHLB advances must be secured by specified types of collateral and must be obtained primarily for the purpose of providing funds for residential housing finance.

The FHLBs are required to provide funds to cover certain obligations on bonds issued to fund the resolution of insolvent thrifts and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the FHLBs pay to their members and could also result in the FHLBs imposing a higher rate of interest on advances to their members. Dividends from the FHLB of Atlanta to the Bank amounted to $109,000 during each of the years in the three year period ended December 31, 1997. If dividends were reduced, or interest on FHLB advances increased, the Bank's net interest income might also be reduced.

FEDERAL RESERVE SYSTEM. The Federal Reserve Board regulations require savings institutions to maintain non-interest earning reserves against their transaction accounts (primarily NOW and regular checking accounts). During fiscal 1997, the Federal Reserve Board regulations generally required that reserves be maintained against aggregate transaction accounts as follows: for accounts aggregating $52.0 million or less (subject to adjustment by the Federal Reserve Board) the reserve requirement is 3%; and for accounts aggregating greater than $52.0 million, the reserve requirement is $1.6 million plus 10% (subject to adjustment by the Federal Reserve Board between 8% and 14%) against that portion of total transaction accounts in excess of $52.0 million. The first $4.4 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) were exempted from the reserve requirements. The Bank maintained compliance with the foregoing requirements. For 1998, the Federal Reserve Board has decreased from $49.3 to $47.3 million the amount of transaction accounts subject to the 3% reserve requirement and to increase the amount of exempt reservable balances from $4.4 million to $4.7 million. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements imposed by the OTS.


FEDERAL SECURITIES LAWS. The Bank's Common Stock is registered under the Securities Exchange Act of 1934. The Bank is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Exchange Act.


FEDERAL AND STATE TAXATION.

The Bank and its subsidiaries report their income on a consolidated basis using the accrual method of accounting, and are subject to federal income taxation in the same manner as other corporations with some exceptions, including particularly the Bank's reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to the Bank. The Bank was audited by the IRS during 1997, which covered only the Bank's 1995 tax year. No significant assessments occurred as a result of the IRS examination. For its 1997 taxable year, the Bank is subject to a maximum federal income tax rate of 34%.

For fiscal years beginning prior to December 31, 1995, thrift institutions which qualified under certain definitional tests and other conditions of the Internal Revenue Code of 1986 (the "Code") were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans (generally secured by interests in real property improved or to be improved) under (i) the Percentage of Taxable Income Method (the "PTI Method") or (ii) the Experience Method. The reserve for nonqualifying loans was computed using the Experience Method.

The Small Business Job Protection Act of 1996 (the "1996 Act"), which was enacted on August 20, 1996, required savings institutions to recapture (I.E., take into income) certain portions of their accumulated bad debt reserves. The 1996 Act repeals the percentage of taxable income method of accounting for bad debts effective for tax years beginning after 1995. Thrift institutions that are treated as small banks (generally those with assets of less than $500 million) are allowed to utilize the Experience Method applicable to such institutions, while thrift institutions that are treated as large banks (generally those exceeding $500 million in assets) are required to use only the specific charge-off method. Thus, the PTI Method of accounting for bad debts is no longer available for any financial institution.

Use of the PTI Method had the effect of reducing the marginal rate of federal tax on the Bank's income to 32.2%, exclusive of any minimum or environmental tax, as compared to the maximum corporate federal income tax rate of 35%.

A thrift institution required to change its method of computing reserves for bad debts will treat such change as a change in method of accounting, initiated by the taxpayer, and having been made with the consent of the IRS. Any adjustment required to be taken into income with respect to such change in method of accounting generally will be taken into income ratably over a six-taxable year period, beginning with the first taxable year beginning after 1995, subject to the residential loan requirement.

Under the residential loan requirement provision, the recapture required by the 1996 Act will be suspended for each of two successive taxable years, beginning with the Bank's 1996 taxable year, in which the Bank originates a minimum of certain residential loans based upon the average of the principal amounts of such loans made by the Bank during its six taxable years preceding its current taxable year. However, the Bank elected to begin its required recapture over a six year period in 1996.

Under the 1996 Act, for its current and future taxable years, the Bank is permitted to make additions to its tax bad debt reserves. In addition, the Bank is required to recapture (I.E., take into income) over a six year period the excess of the balance of its tax bad debt reserves as of December 31, 1995 other than its supplemental reserve for losses on loans, over the balance of such reserves as of December 31, 1987, its base year. For this purpose, the Bank's base year reserves have been reduced by an amount which corresponds with a decrease in the Bank's qualifying loan portfolio since the December 31, 1987 base year. As a result of such recapture, the Bank will incur an additional tax liability of approximately $1.4 million. Deferred taxes have been established for the taxes associated with this recapture. At December 31, 1997, the remaining balance of the taxes to be recaptured and the remaining deferred tax liability associated with the recapture amounting to approximately $939,000.

Under the 1996 Act, if the Bank makes "non-dividend distributions" to shareholders, such distributions will be considered to have been made from the Bank's unrecaptured tax bad debt reserves (including the balance of its reserves as of December 31, 1987) to the extent thereof, and then from the Bank's supplemental reserve for losses on loans, to the extent thereof, and an amount based on the amount distributed (but not in excess of the amount of such reserves) will be included in the Bank's income. Non-dividend distributions include distributions in excess of the Bank's current and accumulated earnings and profits as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of the Bank's current or accumulated earnings and profits will not be so included in the Bank's income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if the Bank makes a non-dividend distribution to shareholders, approximately one and one-half times the amount of such distribution (but not in excess of the amount of such reserves) would be includable in income for federal income tax purposes, assuming a 35% federal corporate income tax rate. The Bank does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

In addition to the regular income tax, an alternative tax is imposed at a rate of twenty percent of alternative minimum taxable income. Tax preference items and adjustments used to calculate alternative minimum taxable income include (i) depreciation on assets placed in service after 1986, (ii) interest on certain tax-exempt private activity bonds acquired after August 7, 1986, (iii) an amount equal to 75% of the amount by which a corporation's adjusted current earnings exceed its taxable income (with certain adjustments) and (iv) the alternative tax net operating loss that may be used to reduce alternative minimum taxable income is limited to 90% of the alternative minimum taxable income. As of December 31, 1997, United did not have a tax net operating loss carryforward.

Under North Carolina law, United is subject to an annual corporate income tax of 7.50% of its Federal taxable income as computed under the Code, subject to certain prescribed adjustments. The Bank is also subject to an annual state franchise tax, which is imposed at a rate of 0.15% applied to the greater of United's (i) capital stock, surplus and undivided profits, (ii) investment in tangible property in North Carolina or (iii) appraised valuation of property in North Carolina.

ITEM 2. PROPERTIES

The Bank's executive offices are located at 116 South Franklin Street, Rocky Mount, North Carolina 27804. At December 31, 1997, United operated from 13 full service offices and 2 loan origination offices. The Bank owns the land and building on the Rocky Mount main office along with the Sunset Avenue (Rocky Mount), Cary, Greenville, New Bern, Wilson, and Warrenton branch offices. Other full service branch offices consist of a mobile banking unit on leased land (Spring Hope), buildings and improvements on leased land (Benvenue Road in Rocky Mount and Morehead City), and leased facilities in Raleigh, Tarboro and Pinetops. Loan origination offices in Charlotte and Wilmington are located in rental office space. The total net book value of the facilities and related equipment owned by the Bank was $5,740,000 at December 31, 1997. Note 12 to Notes to Consolidated Financial Statements contained in the 1997 Annual Report presents information on minimum rental commitments under noncancelable operating leases at December 31, 1997 and rental expense for each of the three years in the three year period ended December 31, 1997.

ITEM 3. LEGAL PROCEEDINGS

United is not engaged in any legal proceedings of a material nature at the present time. However, from time to time, the Bank is a party to legal proceedings wherein it enforces its security interest in mortgage loans originated by the Bank. Management does not anticipate any significant losses in connection with such actions.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.



                                     PART II

The information required by items 5, 6, 7 and 8 is included in United Federal's
1997 Annual Report, certain pages of which are incorporated herein by reference.


                                                                                                          Page(s) of
                                                                                                        Annual Report

ITEM 5.           Market for the Bank's Common Stock and
                  Related Stockholder Matters                                                                  45

ITEM 6.           Selected Financial Data                                                                       2

ITEM 7.           Management's Discussion and Analysis of
                  Financial Condition and Results of Operations                                               3-14

ITEM 7A.          Quantitative and Qualitative Disclosures about
                  Market Risk                                                                                  4-6

ITEM 8.           Financial Statements and Independent
                  Auditor's Report                                                                            15-41

ITEM 9.           Disagreements on Accounting and
                  Financial Disclosure                                                                        None


                                    PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The section "Election of Directors" of the Proxy Statement for the 1998 Annual Meeting of Stockholders, is incorporated herein by reference.

The following is certain information about the Executive Officers of the Bank who are not also directors:

           NAME                                             POSITION                                               AGE
      Norma Cuthrell                                     Executive Vice President
                                                               and Secretary                                        72

Norma Cuthrell was employed by the Bank in 1962. Ms. Cuthrell's responsibilities include savings administration and operations and she has served as a Senior and Executive Vice President since 1974 and as Secretary since 1983.

ITEM 11. EXECUTIVE COMPENSATION

The "Executive Compensation" and "Employment Contracts" sections contained in the Proxy Statement for the 1998 Annual Meeting of Stockholders and Notes 14 and 15 of Notes to Consolidated Financial Statements included in the Bank's 1997 Annual Report are incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         (a)      Security Ownership of Certain Beneficial Owners

                  Information required by this item is incorporated herein by reference to the section captioned "Principal Holders of Voting Securities" of the Proxy Statement for the 1998 Annual Meeting of Stockholders.

         (b)         Security Ownership of Management

                  Information required by this item is incorporated herein by reference to the sections captioned "Principal Holders of Voting Securities" and "Election of Directors" in the Proxy Statement for the 1998 Annual Meeting of Stockholders.

         (c)         Changes in Control

                  On December 24, 1997, the Bank signed a letter of intent to be acquired by Triangle Bancorp, Inc., and merge with Triangle Bank. The definitive agreement was signed on March 4, 1998.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The section titled "Transactions with Related Persons" of the Proxy Statement for the 1998 Annual Meeting of Stockholders is incorporated herein by reference.

                                     PART IV

ITEM 14. EXHIBITS. FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(A)               1. FINANCIAL STATEMENTS

              The following information is included in the Bank's 1997 Annual
              Report, which information is incorporated herein by reference:

              Report of Independent Certified Public Accountants

              Consolidated Statements of Financial Condition at December 31, 1997 and 1996

              Consolidated Statements of Income for the years ended December 31, 1997, 1996 and 1995

              Consolidated Statements of Stockholders' Equity for the years ended December 31, 1997,
              1996 and 1995

              Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1996 and 1995

              Notes to Consolidated Financial Statements.

              2. FINANCIAL STATEMENT SCHEDULES

              All financial statement schedules are omitted because of the absence of the conditions under which they are required or because the required information is set forth in the consolidated financial statements or notes thereto.

              3. EXHIBITS

                    Exhibit No.          DESCRIPTION
                    -----------          -----------
                  3.1                    Federal Stock Savings Bank Charter as declared effective on May 30, 1990 is incorporated by reference from the Form 10-K for the year ended
                                         December 30, 1991 filed on March 30, 1992

                  3.2                    By-Laws as amended on April 26, 1990 are incorporated by reference from the Form 10-K for the year ended December 30, 1991 filed on March 30,
                                         1992

                  13                     1997 Annual Report filed herewith

                  21                     Subsidiaries of the Registrant

                  22                     Proxy Statement for the May 28, 1998 Annual Meeting of Stockholders
                                         filed herewith

(B)               REPORTS ON FORM 8-K

No reports on Form 8-K have been filed during the last quarter of the year ended December 31, 1997.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant as duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                UNITED FEDERAL SAVINGS BANK




                                BY:  John A. Barker             3/25/98
                                    _____________________________________
                                      John A. Barker             Date
                                      President and Chief Executive Officer
                                      Director


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


By:                                                                By:
       Norma Cuthrell               3/25/98                             J.B.Brewer, Jr.                    3/25/98
       ------------------------------------------                       -------------------------------------------
       Norma Cuthrell               Date                                J.B. Brewer, Jr.                    Date
       Executive Vice President and Secretary                           Director

By:                                                                By:
       Robert C. White              3/25/98                             John L. Sally                      3/25/98
       ------------------------------------------                       -------------------------------------------
       Robert C. White              Date                                John L. Sally                        Date
       Senior Vice President and                                        Director
          Chief Financial Officer
                                                                   By:
                                                                        Jake L. Rosenbloom                 3/25/98
                                                                        -------------------------------------------
By:                                                                     Jake L. Rosenbloom                   Date
       Marshall Dunn                3/25/98                             Director
       ------------------------------------------
       Marshall Dunn                 Date
       Director

By:
       Norwood P. Blanchard         3/25/98
       ------------------------------------------
       Norwood P. Blanchard          Date
       Director

